NF7 Low Volatility Equity Fund

77(h)


On November 6, 2014, Georgetown Health Systems purchased 1,168,037 shares of the Fund which represented 30.0% of the Fund on that date. At January 31, 2015, these same shares represented 27.8% of the outstanding shares of the Fund.
On January 20, 2015, due to an increase in the number of outstanding shares of the Fund, Southeast Georgia Hospital Systems 1,028,179 shares of the Fund represented 24.9% of the total shares outstanding on that date. As of January 31, 2015 these same holdings represented 24.5% of the total shares outstanding of the fund.